Silverpeak Credit Company, Inc.

c/o Silverpeak Credit Partners LP

40 West 57th Street, 29th Floor

New York, New York 10019

December 24, 2019

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Dominic Minore

Re:	Silverpeak Credit Company, Inc. (File Nos. 333-227799; 811-23388)

Request for Withdrawal of Registration Statement

Ladies and Gentlemen:

Silverpeak Credit Company, Inc. (the "Registrant") respectfully requests that its Registration Statement on Form N-2, including all exhibits thereto (collectively, the "Registration Statement"), be withdrawn pursuant to Rule 477 under the Securities Act of 1933, as amended (the "1933 Act"). The Registration Statement originally was filed with the Securities and Exchange Commission (the "Commission") on October 12, 2018 (SEC Accession No. 0001144204-18-053647).

The Registrant is requesting withdrawal of the Registration Statement because it has determined not to proceed with the offering described in the Registration Statement. The Registration Statement has not been declared effective pursuant to Section 8(a) of the 1933 Act by the Commission, and no securities have been sold in connection with the offering described in the Registration Statement.

In addition, the Registrant intends to deregister under the Investment Company Act of 1940, as amended, and will be filing with the Commission an Application for Deregistration on Form N-8F.

Please direct any questions regarding this matter to Kim Kaufman (212.969.3379; kkaufman@proskauer.com) or Nicole M. Runyan (212.969.3361; nrunyan@proskauer.com) of Proskauer Rose LLP, counsel to the Registrant.

Very truly yours,

/s/ Adam Hagfors___

Adam Hagfors

President and Sole Director